Exhibit 12.

Questar Pipeline Company

Ratio of Earnings to Fixed Charges

(Unaudited)

	6 Months Ended June 30,
	2009	2008
	(dollars in millions)
Earnings
Income before income taxes	$46.9	$45.0
Plus interest expense	14.8	16.3
Plus allowance for borrowed funds used
during construction	0.3	0.5
Plus distributions from unconsolidated affiliates	0.6
Less Company’s share of earnings of unconsolidated affiliates	(1.9)
Plus interest portion of rental expense	0.9	0.5
Total	$61.6	$62.3

Fixed Charges
Interest expense	$14.8	$16.3
Plus allowance for borrowed funds used
during construction	0.3	0.5
Plus interest portion of rental expense	0.9	0.5
Total	$16.0	$17.3

Ratio of Earnings to Fixed Charges	3.9	3.6

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of unconsolidated affiliates. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and the losses from reacquired debt, and the interest portion of rental expense estimated at 50%.